Exhibit 99.1

SINOVAC Reports Unaudited First Half of 2023 Financial Results

BEIJING, China, August 15, 2023 /Business Wire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, announced today its unaudited financial results for the six months ended June 30, 2023.

First Half of 2023 Financial Summary

•	Sales for the six months ended June 30, 2023 were $140.4 million, compared to $1.2 billion in the prior year period.

•	The Company posted $14.0 million of net income attributable to common shareholders, or $0.14 per basic and $0.15 per diluted share, in the six-month period ended June 30, 2023, compared to net income attributable to common shareholders of $481.6 million, or $4.84 per basic and $4.24 per diluted share, in the prior year period.

Mr. Weidong Yin, Chairman, President and CEO of SINOVAC, commented “After experiencing three years of the COVID-19 pandemic, the world is still facing the threat of various infectious diseases in 2023. The ability to combat global outbreaks remains vital to world health. As a prominent biopharmaceutical products provider in China, SINOVAC continues to increase its investment in the research and development and production of vaccines beyond COVID-19, and keeps exploring additional biomedical products including antibodies. Meanwhile, we maintained a strong international presence, by providing high-quality vaccines and localized production.”

“Looking ahead, SINOVAC is determined to sustain our business momentum in both domestic and international markets, strengthen our product portfolio and partnerships, and provide many accessible pharmaceutical products to meet the increasing healthcare demand from around the world.”

Business Updates

COVID-19 Antibody Products — SINOVAC’s broad-spectrum neutralizing antibody products, SA55 Injection and Nasal Spray, which are intended for the prevention and treatment of COVID-19 infections, were approved for clinical trial in China. By leveraging its extensive experience in COVID-19 vaccine development and production, SINOVAC is capable of large-scale manufacture of these broad-spectrum neutralizing antibody products in compliance with Good Manufacturing Practice standards.

Hepatitis A Vaccine — Healive®, the first and only WHO prequalified inactivated hepatitis A vaccine from China, has been registered in more than 20 countries and organizations worldwide by thus far, with additional market approvals in Lebanon, Kyrgyzstan, Egypt, India and Pakistan this year.

Influenza Vaccine— A new and state-of-the-art influenza vaccine production line started operations in Beijing. The plant, which complies with Chinese Good Manufacturing Practice guidelines and utilizes green production processes, enables automated production at scale that expands SINOVAC capacity to meet the growing global demand for high-quality influenza vaccines. SINOVAC’s influenza vaccines expand international market accessibility in the first half of 2023 by gaining more overseas market approvals, such as Pakistan and Chile.

Varicella Vaccine — SINOVAC’s live attenuated varicella vaccine, the first WHO prequalified Chinese varicella vaccine, successfully delivered to the Republic of Türkiye early this year. The vaccine was also registered in Lebanon and Kenya this year.

Hand Foot and Mouth Disease Vaccine — SINOVAC’s bivalent inactivated vaccine, developed to combat enterovirus (EV) and coxsackievirus (CV) infections, was approved for clinical trials in China this year. It aims to protect children from hand, foot and mouth disease caused by EV71 and CA16. SINOVAC’s EV 71 vaccine, Inlive®, has already safeguarded millions of children in China.

Strategic Development outside of China - SINOVAC has been named the exclusive strategic partner of BogotáBio, which will break ground as the first local human vaccine production facility to be established with local government in Colombia’s capital city of Bogota. SINOVAC's extensive expertise and experience in vaccine R&D and production, and successful track record establishing vaccine manufacturing facilities will play a pivotal role in the new venture.

Unaudited Financial Results for the First Half of 2023

Sales for the first half of 2023 were $140.4 million, compared to $1.2 billion in the prior year period. The decrease was mainly due to decreased sales of CoronaVac®. The negative gross margin at 34.2% was caused by the sharply reduced sales of CoronaVac combined with the COVID-19 employee incentive plan established in 2022.

Selling, general and administrative expenses in the first half of 2023 were $231.0 million, compared to $155.9 million in the prior year period. The increase was mainly due to a COVID-19 employee incentive plan established in 2022.

R&D expenses in the first half of 2023 were $151.1 million, compared to $184.4 million in the prior year period.

Net loss in the first half of 2023 was $30.0 million, compared to net income of $790.4 million in the prior year period.

Net income attributable to common shareholders was $14.0 million, or $0.14 per basic and $0.15 per diluted share, in the first half of 2023, compared to a net income attributable to common shareholders of $481.6 million, or $4.84 per basic and $4.24 per diluted share, in the prior year period.

As the Company announced on February 22, 2019, the Company’s board of directors determined that certain shareholders became acquiring persons, as defined in the Company’s rights agreement (“Rights Agreement”), under which a trigger event occurred. As a result, the Company issued new common and preferred shares of SINOVAC. Without the effect of implementing the Rights Agreement and newly-issued common and preferred shares, basic and diluted earnings per share for the first half of 2023 would be $0.24 and $0.24, respectively.

Non-GAAP adjusted EBITDA was $346.6 million loss in the first half of 2023, compared to $691.3 million income in the prior year period. Non-GAAP net loss was $120.9 million in the first half of 2023, compared to $628.8 million net income in the prior year period. Non-GAAP diluted earnings per share in the first half of 2023 was negative $0.32 compared to $3.41 per share in the prior year period. Non-GAAP diluted earnings per share in the first half of 2023, excluding the implementation of the Rights Agreement and the newly-issued common and preferred shares, would be negative $0.51. Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this news release.

As of June 30, 2023, cash and cash equivalents and restricted cash totaled $1.6 billion, compared to $4.3 billion as of December 31, 2022. In the first half of 2023, net cash used in operating activities was $40.0 million, net cash used in investing activities was $2.7 billion reflecting the net position of short-term investment purchase over redemption, and net cash provided by financing activities was $217.2 million.

The Company’s first half of 2023 financial statements are prepared and presented in accordance with U.S. GAAP. However, they have not been audited or reviewed by the Company’s independent registered accounting firm.

Legal Proceedings

As previously disclosed by the Company, on March 13, 2018, 1Globe Capital LLC (“1Globe”) filed a complaint against the Company in the Antigua Court. The trial of the matter took place from December 3 to 5, 2018. On December 19, 2018, the Antigua judge handed down his judgment (the “Antigua Judgment”), finding the Company fully in favor, dismissing 1Globe’s claim and declaring the Rights Agreement was validly adopted as a matter of Antigua law. On January 29, 2019, 1Globe filed a Notice of Appeal against the Antigua Judgment. On March 4, 2019, 1Globe filed an application for urgent interim relief, seeking an injunction to prevent the Company from continuing to implement its Rights Agreement until the resolution of the appeal. This application was heard on April 4, 2019, at which the Court of Appeal issued an order restraining the Company from operating the Rights Agreement in any way that affects 1Globe’s rights or shareholding or otherwise distributing the exchange shares to the Company’s shareholders who did not trigger the Rights Plan until after the determination of the appeal (the “Exchange Shares”). 1Globe’s appeal against the Antigua Judgment was heard on September 18, 2019, and the appeal decision was announced by the Eastern Caribbean Supreme Court, Court of Appeal (the “Court of Appeal”) on December 9, 2021, upholding the Antigua Judgment in each point. 1Globe applied for leave to appeal to the Judicial Committee of the Privy Council (the “Privy Council”), and the hearing of the application was held on February 24, 2022, in which the Court of Appeal granted 1Globe leave to appeal to the Privy Council on certain grounds, although not including the challenge to the validity of the Rights Agreement. On April 19, 2022, 1Globe renewed its application directly to the Privy Council for leave to appeal on its ground of appeal concerning the validity of the Rights Agreement. On July 13, 2022, 1Globe filed its Notice of Appeal on those grounds on which the Court of Appeal had granted 1Globe leave to appeal. On September 16, 2022, 1Globe filed an application to the Privy Council seeking permission to amend its existing application for permission to appeal and its existing Notice of Appeal, and to seek permission to appeal on another ground rejected by the Court of Appeal concerning the exercise of the Antigua Court’s discretion. SINOVAC responded on October 21, 2022. On February 15, 2023, the Privy Council made a procedural decision to allow amendment of its existing application for permission to appeal, and decided to deal with procedural and substantive issues together at the Final Hearing. 1Globe is still completing necessary procedural filings, and has not yet taken steps to list a substantive hearing before the Privy Council. The appeal outcome is therefore pending.

As previously disclosed, on March 5, 2018, SINOVAC filed a lawsuit in the Court of Chancery of the State of Delaware, seeking a determination on whether 1Globe, the Chiang Li Family, OrbiMed Advisors, LLC and certain other shareholders of the Company had triggered the Rights Agreement. On April 12, 2018, 1Globe filed an amended answer to the Company’s complaint, counterclaims and a third-party complaint against the Company and Mr. Weidong Yin, alleging, among other allegations, that the Rights Agreement is not valid. On March 6, 2019, the Delaware Chancery Court entered a status quo order, providing that the Company not distribute any of the Exchange Shares to the Company’s shareholders who did not trigger the Rights Plan until the final disposition of the pending Delaware litigation or further order of the Court. On April 8, 2019, the Delaware Chancery Court stated that the Delaware litigation was pending the final outcome of 1Globe’s appeal of the Antigua Judgment.

Separately, Heng Ren Investments LP (“Heng Ren”) filed suit against SINOVAC and Weidong Yin for alleged breach of fiduciary duties and wrongful equity dilution on May 31, 2019, in Massachusetts state court. SINOVAC moved the matter from state court to the United States District Court for the District of Massachusetts. On September 14, 2020, SINOVAC filed a motion to dismiss Heng Ren’s claims. Subsequently, on April 29, 2021, Heng Ren filed an amended complaint which alleged that Mr. Yin breached fiduciary duties owed to minority shareholders, that SINOVAC aided and abetted breaches of fiduciary duties, and that both SINOVAC and Mr. Yin engaged in wrongful equity dilution. Heng Ren requested damages, attorneys’ fees, and prejudgment interest. On July 16, 2021, SINOVAC moved to dismiss Heng Ren’s amended complaint in the federal court in Massachusetts. On March 4, 2022, the court granted the motion as to the breach of fiduciary duty claims and denied the motion as to the wrongful equity dilution claim, and denied reconsideration of its decision on the motion. SINOVAC has answered the complaint. On January 19, 2023, SINOVAC filed a motion to stay the Heng Ren action pending the resolution of a putative shareholder class action, described in the paragraph below. On February 15, 2023, the court stayed discovery in the Heng Ren matter pending the resolution of the putative class action.

As previously disclosed by the Company, On December 5, 2022, a purported shareholder filed a putative class action complaint in United States District Court for the District of Massachusetts, asserting a claim under Section 204 of the Antigua and Barbuda International Business Corporations Act related to a private placement of SINOVAC’s common shares with private investors Vivo Capital and Advantech Capital completed on July 2, 2018 (the “PIPE Transaction”), alleging that all shareholders were harmed in an identical manner to one another by the PIPE Transaction because the shares that were issued in the PIPE transaction allegedly undervalued SINOVAC and all shareholders were purportedly wrongfully diluted as a result. The purported shareholder is represented by the same attorney who represents Heng Ren, and requests damages, attorneys’ fees, and prejudgment interest. On January 18, 2023, SINOVAC filed a motion to dismiss. The motion was fully briefed as of March 9, 2023, and is currently pending before the court.

Status of Exchange Shares and Trading in the Company’s Shares

As a result of the pending legal proceedings described above, the Exchange Shares are expected to remain in a trust for the benefit of the Company’s shareholders who did not trigger the Rights Plan until, at least, the conclusion of the appeal against the Antigua Judgement and the final disposition of the Delaware litigation or further order of the Delaware Chancery Court. The Exchange Shares remain issued and outstanding. The Nasdaq Stock Market LLC implemented a halt on trading of the Company’s common shares at the time the Exchange Shares were issued to the trust. The Company is currently unable to estimate when trading will resume, or if Nasdaq will take any additional action in regards to trading of the Company’s common shares.

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based biopharmaceutical company that focuses on the R&D, manufacturing, and commercialization of biomedical products that protect against human diseases.

SINOVAC’s product portfolio includes vaccines against COVID-19, enterovirus 71 (EV71) infected hand-foot-mouth disease (HFMD), hepatitis A, varicella, influenza, poliomyelitis, pneumococcal disease, mumps, etc.

The COVID-19 vaccine, CoronaVac®, has been approved for use in more than 60 countries and regions worldwide. The hepatitis A vaccine, Healive®, passed WHO prequalification requirements in 2017. The EV71 vaccine, Inlive®, is an innovative vaccine under "Category 1 Preventative Biological Products" and commercialized in China in 2016. In 2022, SINOVAC’s Sabin-strain inactivated polio vaccine (sIPV) and varicella vaccine were prequalified by the WHO.

SINOVAC was the first company to be granted approval for its H1N1 influenza vaccine Panflu.1®, which has supplied the Chinese government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine, Panflu®, to the Chinese government stockpiling program.

SINOVAC continually dedicates itself to pipeline development including but not limited to new technology, new vaccines as well as other biomedical products. We will constantly explore global opportunities of strategic expansion.

For more information, please visit the Company’s website at www.sinovac.com.

Safe Harbor Statement

This press release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. In particular, the outcome of any litigation is uncertain, and the Company cannot predict the potential results of the litigation it filed or filed against it by others. Additionally, the triggering of a shareholder rights plan is nearly unprecedented, and the Company cannot predict the impact on the Company or its stock price as a result of the trigger of the rights plan.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with GAAP, SINOVAC uses the following non-GAAP financial measures: non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

SINOVAC believes that non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS help identify underlying trends in its business that could otherwise be distorted by the effect of certain income or expenses that SINOVAC includes in net income and diluted EPS. SINOVAC believes that non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS provide useful information about its core operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS should not be considered in isolation or construed as an alternative to income from operations, net income, diluted EPS, or any other measure of performance or as an indicator of SINOVAC’s operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Non-GAAP adjusted EBITDA represents net income and excludes interest and financing expenses, interest income, net other income and income tax benefit (expenses), and certain non-cash expenses, consisting of share-based compensation expenses, amortization and depreciation that SINOVAC does not believe are reflective of the core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expenses and foreign exchange gain or loss.

Non-GAAP diluted EPS represents non-GAAP net income attributable to common shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effect of the assumed conversion of options.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279 9720

Email: ir@sinovac.com

SINOVAC BIOTECH LTD.

Consolidated Balance Sheets

As of June 30, 2023 and December 31, 2022

(Expressed in thousands of U.S. Dollars)

	June 30, 2023	December 31, 2022
Current assets

Cash and cash equivalents	$1,643,026	$4,278,124
Restricted cash	3,734	8,253
Short-term investments	9,425,778	7,034,569
Accounts receivable - net	425,245	537,118
Inventories	182,735	180,719
Prepaid expenses and deposits	13,312	15,242
Income tax receivable	75,195	72,371
Total current assets	11,769,025	12,126,396

Property, plant and equipment — net	1,058,962	993,781
Prepaid land lease payments	65,519	69,815
Intangible assets - net	8,753	9,699
Long-term prepaid expenses	22	23
Long-term investments	657,767	661,440
Prepayments for acquisition of equipment	16,292	120,912
Deferred tax assets	98,688	71,118
Right-of-use assets	47,676	58,586
Other Non-current Assets	2,306	2,798
Total assets	13,725,010	14,114,568

Current liabilities
Short-term bank loans and current portion of long-term bank loans	201,118	293
Loan from a non-controlling shareholder	4,159	4,358
Accounts payable and accrued liabilities	819,530	905,923
Deferred revenue	15,153	17,955
Deferred government grants	4,132	15,120
Dividend payable	139,547	141,993
Lease liability	5,990	5,993
Total current liabilities	1,189,629	1,091,635

Deferred government grants	6,548	4,477
Long-term bank loans	10,989	11,513
Deferred tax liability	239,029	241,526
Lease liability	40,929	52,516
Other non-current liabilities	630	240
Total long-term liabilities	298,125	310,272

Total liabilities	1,487,754	1,401,907

Commitments and contingencies

Equity
Preferred stock	15	15
Common stock	100	100
Additional paid-in capital	541,258	540,582
Accumulated other comprehensive loss	(654,462)	(383,276)
Statutory surplus reserves	1,538,013	1,538,013
Accumulated earnings	7,239,947	7,225,987
Total shareholders' equity	8,664,871	8,921,421

Non-controlling interests	3,572,385	3,791,240
Total equity	12,237,256	12,712,661
Total liabilities and equity	$13,725,010	$14,114,568

SINOVAC BIOTECH LTD.

Consolidated Statements of Comprehensive Income

For the six months ended 2023 and 2022

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Six months ended June 30
	2023	2022
Sales	$140,404	$1,212,290
Cost of sales	188,409	254,362
Gross profit (loss)	(48,005)	957,928

Selling, general and administrative expenses	231,048	155,880
Provision for doubtful accounts	386	807
Research and development expenses	151,132	184,394
Loss on disposal of property, plant and equipment	312	3,286
Government grants recognized in income	(92)	(14)
Total operating expenses	382,786	344,353
Operating income (loss)	(430,791)	613,575

Interest and financing expenses	(264)	(623)
Interest income	29,589	83,998
Other income, net	337,856	229,458
Income (Loss) before income taxes	(63,610)	926,408
Income tax benefit (expense)	33,597	(135,962)
Net income (loss)	(30,013)	790,446
Less: (income) loss attributable to non-controlling interests	46,931	(305,934)
Net income attributable to shareholders of Sinovac	16,918	484,512
Preferred stock dividends	(2,958)	(2,958)
Net income attributable to common shareholders of Sinovac	13,960	481,554

Net income (loss)	(30,013)	790,446
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	(441,560)	(579,251)
Comprehensive income (loss)	(471,573)	211,195
Less: comprehensive (income) loss attributable to non-controlling interests	217,305	(74,774)
Comprehensive income (loss) attributable to shareholders of Sinovac	(254,268)	136,421

Earnings per share
Basic net income per share	0.14	4.84
Diluted net income per share	0.15	4.24

Weighted average number of shares of common stock outstanding
Basic	99,576,600	99,502,243
Diluted	114,227,276	114,172,782

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the six months ended 2023 and 2022

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30
	2023	2022
Operating activities
Net income (loss)	$(30,013)	$790,446
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	(32,124)	(15,837)
Inventory provision	12,624	56,203
Provision for doubtful accounts	386	807
Loss on disposal of property, plant and equipment	312	3,286
Depreciation of property, plant and equipment	82,484	75,159
Amortization of prepaid land lease payments	1,138	2,503
Amortization of intangible assets	527	97
Government grants recognized in income	(92)	(14)
Loss from equity method investments	374	—
Investment income	(75,612)	—

Changes in:
Accounts receivable	90,434	(140,015)
Inventories	(23,296)	37,251
Other non-current assets	2,785	—
Income tax payable	(5,824)	(1,083,624)
Prepaid expenses and deposits	1,583	133,914
Deferred revenue	(2,074)	(45,121)
Accounts payable and accrued liabilities	(47,208)	(622,923)
Deferred government grants	(16,813)	—
Other non-current liabilities	418	(298)

Net cash used in operating activities	(39,991)	(808,166)

Financing activities
Proceeds from bank loans	209,587	199
Repayments of bank loans	(150)	(3,038)
Proceeds from issuance of common stock, net of share issuance costs	676	—
Dividend paid to non-controlling shareholders	(1,616)	(2,469)
Proceeds from subsidiary's financing		12,000
Government grants received	8,668	5,021
Repayments of loan from a non-controlling shareholder	(1)	(12)

Net cash provided by financing activities	217,164	11,701

Investing activities
Purchase of short-term investments	(6,628,110)	(15,123,334)
Proceeds from redemption of short-term investments	4,013,372	11,890,425
Proceeds from disposal of equipment	37	603
Prepaid land lease payments	—	(9,658)
Acquisition of property, plant and equipment	(92,942)	(279,398)
Acquisition of intangible assets	—	—
Purchase of long-term investments	(24,792)	(63,280)
Distributions of equity method investees	1,342	—
Proceeds from sale or maturity of long-term investments	146

Net cash used in investing activities	(2,730,947)	(3,584,642)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(85,843)	(371,559)

Decrease in cash and cash equivalents and restricted cash	(2,639,617)	(4,752,666)

Cash and cash equivalents and restricted cash, beginning of period	4,286,377	(3,584,642)

Cash and cash equivalents and restricted cash, end of period	1,646,760	(8,337,308)

SINOVAC BIOTECH LTD.

Reconciliations of Non-GAAP measures to the nearest comparable GAAP measures

For the six months ended 2023 and 2022

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Six months ended June 30
	2023	2022
	(Unaudited)	(Unaudited)
Net income (loss)	$(30,013)	$790,446
Adjustments:
Depreciation and amortization	84,149	77,759
Interest income, net of interest and financing expenses	(29,325)	(83,375)
Other income, net	(337,856)	(229,458)
Income tax benefit (expense)	(33,597)	135,962
Non-GAAP adjusted EBITDA	(346,642)	691,334

Net income (loss)	(30,013)	790,446
Less: Foreign exchange gain	(90,851)	(161,619)
Non-GAAP net income (loss)	(120,864)	628,827

Net income attributable to common shareholders of Sinovac	13,960	481,554
Add: Preferred stock dividends	2,958	2,958
Net income attributable to common shareholders of Sinovac for computing diluted earnings per share	16,918	484,512
Add: Non-GAAP adjustments to net income	(53,349)	(95,093)
Non-GAAP net income attributable to common shareholders of Sinovac for computing non-GAAP diluted earnings per share	(36,431)	389,419

Weighted average number of shares on a diluted basis	114,227,276	114,172,782
Diluted earnings per share	0.15	4.24
Add: Non-GAAP adjustments to net income per share	(0.47)	(0.83)
Non-GAAP diluted earnings per share	(0.32)	3.41